United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Salesforce, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Salesforce, Inc.

RE: The case for voting FOR Shareholder Proposal 6 on the 2024 Proxy Ballot (“Stockholder Proposal Regarding an Independent Chair of the Board”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges its fellow shareholders to vote FOR Proposal 6 on the 2024 proxy ballot of Salesforce, Inc. (“Salesforce” or the “Company”). The Resolved clause states:

Shareholders request the Board of Directors adopt as policy, and amend the governing documents as necessary, to require hereafter that that two separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Board Chair: The Board requires the separation of the offices of the Chair of the Board and the Chief Executive Officer.

Whenever possible, the Board Chair shall be an Independent Director.

The Board may select a Temporary Chair who is not an Independent Director to serve while the Board seeks an Independent Board Chair.

The Chair should not be a former CEO of the company.

Selection of the Board Chair shall be consistent with applicable law and existing contracts.

Introduction

One person occupying both the Chair and CEO roles at the same time infuses that leader with an inordinate amount of insufficiently checked power. The Proposal cites the CFA Institute Research and Policy Center as follows:

Combining [Chairman and CEO] positions may give undue influence to executive board members and impair the ability and willingness of board members to exercise their independent judgment … Many jurisdictions consider the separation of the chair and CEO positions a best practice because it ensures that the board agenda is set by an independent voice uninfluenced by the CEO.1

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:2

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

As two business law professors argued in the Harvard Business Review, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”3

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

1 CFA Institute. “The Corporate Governance of Listed Companies,” 2018. See https://rpc.cfainstitute.org/-/media/documents/article/position-paper/corporate-governance-of-listed-companies-3rd-edition.pdf

2 Geneen, Harold. Managing, Doubleday, January 1, 1984.

3 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair

Lastly, the California Public Employees’ Retirement System (CalPERS), the nation’s largest public pension fund, states that the “board should be chaired by an independent director” who “should ensure a culture of openness and constructive debate that allows a range of views to be expressed.”4

While Salesforce believes that combining the roles of CEO and Board Chair is “enabling efficient and effective decision-making and focused accountability,”5 we contend the opposite is the case. Further, we believe Proposal 6 is more important than ever given Chairman and CEO Marc Benioff’s questionable leadership, damaging media coverage, discrediting hypocrisy, poor succession planning and co-leadership retention, and most critically – recent financial performance. Shareholders should vote to separate the Chair and CEO positions to restore accountability to the C-Suite, and appropriate oversight responsibilities to the Board of Directors.

Salesforce’s Response to Our Proposal

In its proxy statement of opposition, the Company board of directors cite the need for “flexibility” in their ability to design a leadership structure, characterizing our proposal as “rigid” and “prescriptive.”[6]

To that we plead: “Guilty as charged.” Flexibility should be viewed as a bug, not a feature.

Looking at the United States government as a relevant comparison, is our constitutional form of government too rigid and prescriptive? Or should elected (or even appointed) leaders have elastic rules to play by – like Salesforce’s – so the preferences of a few powerful elites can be accommodated, dependent on shifting priorities like personal relationships, politics, peer acceptance, social media favorability, and other irrelevant subjectivisms beyond fiduciary duties? Despite the alleged benefits of having “efficient and effective decision making” and “one unified (corporate) voice,” combining the roles of CEO and Chair leads to further concentration of power and influence within the entity.[7]

Speaking of that, Salesforce’s corporate governance policies say that combining the roles of Board Chair and CEO should be determined by the Board “based on the needs of the Company at a given time.”8 Returning to our U.S. government example, would national oversight by our elected leaders be better served if, say, Congress decided it would be best if the roles of Speaker

4 CalPERS. “CalPERS’ Governance & Sustainability Principles,” September 2019. See https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

5 Notice of the 2024 Annual Meeting and 2024 Proxy Statement, Salesforce, Inc., May 16, 2024. See https://www.sec.gov/Archives/edgar/data/1108524/000119312524140549/d26900ddef14a.htm.

6 Ibid.

7 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair

8 Notice of the 2024 Annual Meeting and 2024 Proxy Statement, Salesforce, Inc., May 16, 2024. See https://www.sec.gov/Archives/edgar/data/1108524/000119312524140549/d26900ddef14a.htm.

of the House and the President of the United States were held by the same person – but at another random given time, decided it was not the best practice? Such determinations are more subject to flawed, personal human opinions than to what’s best for the Company. Shareholders depend on consistency in knowing the rules that leadership plays by, and the existing “flexibility” of the Company’s Board policies inhibit that.

“Active” and “independent” oversight within the current Board structure

Salesforce, in reference to combining the roles of CEO and Chair, claims that “stockholders continue to be best served during the current challenging business environment by this leadership structure.”9 The Board also argues – like every other company with a similar governance structure – that separation of the Chair and CEO roles is not necessary because the Company has a Lead Independent Director with “robust oversight of management.” As we did last year, we again question the Lead Independent Director’s “commitment… to provide independent oversight,” considering she still holds positions on the boards of Alphabet, Inc., Honeywell International, Inc., and Vertiv Holdings Co., all in addition to her role with Salesforce.10 Robin Washington can be legitimately and reasonably be accused of being “over-boarded.”

To serve the interests of shareholders over time?

Salesforce claims that separating the positions of Board Chair and CEO “is not in the best interests of the Company or our stockholders.” The Company also states that “the Board believes that its current leadership structure benefits our stockholders,” while citing Salesforce’s recent financial performance to support its argument to keep the roles consolidated.

This assertion would seem more credible if Salesforce’s stock price had not just hemorrhaged nearly 25 percent of its value over the last week of May 2024, suffering its worst day since 2008 on May 30.11 The plunge occurred “after the customer relationship management company reported first-quarter sales that missed estimates and offered weaker-than-expected guidance for the second quarter,” according to Investopedia.12

This comes only a year after Mr. Benioff found himself under siege by activist shareholders who threatened proxy challenges to the Company’s board after taking large stakes. Investment groups like Starboard Value and Elliott Management demanded cost-cutting measures and improved

9 Ibid.

10 “Salesforce leadership: Robin L. Washington,” Salesforce, Inc., accessed May 30, 2024. See https://www.salesforce.com/company/leadership/bios/bio-washington/.

11 See https://www.google.com/search?q=Salesforce+stock+price , viewed end of day May 30, 2024.

12 Buchanan, Naomi. “Salesforce Stock Extends Earnings-Fueled Decline as Analysts Lower Price Targets,” Investopedia, May 30, 2024. See https://www.investopedia.com/salesforce-stock-extends-earnings-fueled-decline-as-analysts-lower-price-targets-8655936.

operating margins, following a previous stock price drop that was associated with poor earnings and profits.13 Mr. Benioff fended off the challenges to his leadership, at least for the time being.14

Adherence to industry standards

Salesforce claims Proposal 6 is “is out of line with industry and market practice.”15 This contradicts the views of many financial experts and controverts trends and evidence. The CFA Institute rejects this view, and states that “Good corporate governance not only protects the interests of investors and improves their trust in capital markets, but also acts as a key driver of investment performance.”16 The CFA Institute insists that “Board independence is a key cornerstone of corporate governance” and that “the same person should not perform the roles of Chair and CEO and that the chair should be an independent director.”

Separating these roles is increasingly practiced within the industry. While only 36 percent of the boards for S&P 500 companies have an independent chair, the Spencer Stuart Board Index found that 51 percent of S&P 500 companies had separate CEOs and Board Chairs in 2017 versus 59 percent in 2022 (see chart).17 The growing separation of the CEO and Chair positions within publicly traded companies signifies the changing sentiment towards Chair independence.

In the present case with Salesforce, the Board argues in its opposition to our proposal that the arrangement with Mr. Benioff has allowed him to “provide the Board with focused leadership, particularly in discussions about the Company’s strategy, business plans and related risks.”18 This carries the risk that Mr. Benioff finds certain issues pressing that are not aligned with the issues that shareholders find important.

13 Stewart, Ashley & Thomas, Ellen. “The inside story of how Salesforce went from gifting ultra-luxury cars to mass layoffs and a 'showdown' between co-CEOs,” Business Insider, April 28, 2023. See https://www.businessinsider.com/inside-18-difficult-months-at-salesforce-2023-4.

14 Gallagher, Dan. “Salesforce’s Marc Benioff Lives to Deal Another Day,” Wall Street Journal, March 27, 2023. See https://www.wsj.com/articles/salesforces-marc-benioff-lives-to-deal-another-day-4d57de3a.

15 Notice of the 2024 Annual Meeting and 2024 Proxy Statement, Salesforce, Inc., May 16, 2024. See https://www.sec.gov/Archives/edgar/data/1108524/000119312524140549/d26900ddef14a.htm.

16 “CFA Institute pushes for more independence and diversity on company boards,” CFA Institute, September 14, 2021. See https://www.cfainstitute.org/en/about/press-releases/2021/independent-directors-in-Asia-Pacific.

17 “2022 U.S. Spencer Stuart Board Index,” Spencer Stuart, October 2022. See https://www.spencerstuart.com/-/media/2022/october/ssbi2022/2022_us_spencerstuart_board_index_final.pdf.

18 Salesforce, Inc. 2023 proxy statements,” Salesforce, Inc., April 27, 2023. See https://investor.salesforce.com/financials/default.aspx.

Questioning Mr. Benioff’s Leadership as Chairman and CEO

“Woke” business activities

-Salesforce has been accused of “censoring disfavored customers’ political speech” by preventing the use of email services to specific customers.19 Salesforce reportedly halted access to several email addresses of the Trump campaign and the Republican National Committee in order to “prevent… use of our services in any way that could lead to violence.”20 These were “politically motivated steps to censor, penalize (and) de-platform disfavored speakers” with the goal of generating negative press.21 Salesforce has also banned conservative voices from using Slack, such as the Federation of American Immigration Reform,22 as well as Chaya Raichik, who created and runs the Twitter page Libs of TikTok, which “reposts left-wing content and has reported on sexually inappropriate things taught to children in schools.” In response, Slack simply stated that Raichik violated its “Acceptable Use Policy.”23 These restrictions controvert an earlier comment by Mr. Benioff when he said, “we are not going to litigate which organizations are allowed to be a customer of Salesforce,” with Mr. Benioff’s then co-CEO Bret Taylor saying that “deciding which customers are allowed to use our platform… would violate our principles and violate our principles of trust.”24 Such restriction of speech against disfavored customers could result in backlash, lawsuits, or even boycotts of Salesforce.

-Mr. Benioff has repeatedly threatened to remove Salesforce’s presence from several U.S. states over pieces of legislation. In 2015, Mr. Benioff threatened to pull Salesforce from Indiana over the Religious Freedom Restoration Act, which “protect[ed] businesses who use religious grounds as a defense in certain litigious circumstances. The bill enable[d] entities to cite their religion when they could be sued in

19 Frericks, Anson. “Our letter to Salesforce,” Strive, February 27, 2023. See https://strive.com/our-letter-to-salesforce/.

20 Bernstein, Brittany. “Salesforce ‘takes action’ to keep Trump campaign emails from inciting violence,” National Review, January 14, 2021. See https://www.nationalreview.com/news/salesforce-takes-action-to-keep-trump-campaign-emails-from-inciting-violence/.

21 Frericks, Anson. “Our letter to Salesforce,” Strive, February 27, 2023. See https://strive.com/our-letter-to-salesforce/.

22 Simonson, Joseph. “Unfair: Woke tech company Slack bans conservative group from platform,” Washington Free Beacon, June 16, 2022. See https://freebeacon.com/culture/unfair-woke-tech-company-slack-bans-conservative-group-from-platform/.

23 Jung, Bryan. “Slack bans conservative ‘Libs of TikTok,’ reports Daily Caller,” The Epoch Times, March 1, 2023. See https://www.theepochtimes.com/slack-bans-conservative-libs-of-tiktok-reports-daily-caller_5089844.html.

24 Roach, Sarah. “Salesforce to employees: We’re not going to stop working with the NRA,” Protocol, June 9, 2022. See https://www.protocol.com/bulletins/salesforce-nra-policy.

situations.”25 Then, a week after an abortion ban went into effect in Indiana on September 15, 2022, Mr. Benioff threatened to pull Salesforce out of any state that restricted abortions.26 Mr. Benioff said that he is dealing with “crazy presidents, crazy governors and crazy mayors all over the world in every country, every city and every state” and accused such politicians of “discriminating against (Salesforce) employees” by not supporting “equality and dignity.”27 How is insulting elected officials beneficial for shareholders?

-Salesforce has committed to various race and sex-based hiring quotas, despite laws that prohibit them from hiring based on race or gender. The Company released an annual equality report in 2019, in which they described their desire to double the U.S. representation of black leaders,28 “have 50% of our U.S. workforce made up of underrepresented groups by 2023,”29 and to “increase ‘women-identifying and non-binary employees’ to 40% by 2026.”30 These goals are in place despite the fact that “Title VII bars hiring or promoting based on race or gender, even to rectify societal harms.”31 Implementing such goals, which seek to “systematically reduce the proportion of jobs held by whites and Asians,” have not only resulted in lawsuits at other technology giants, such as Google and Starbucks, but can lead to further divisions within Salesforce’s workplace and customer base.32

-   Mr. Benioff has voiced his support for the Black Lives Matter movement, specifically by saying that he had “respect” for people leading the movement.[33] His support comes despite allegations that BLM has “intimidated the leaders of some of America’s largest corporations into paying fealty to its harmful

25 Rondeau, Olivia. “Salesforce CEO Marc Benioff threatens to pull company from Indiana over abortion restrictions,” The Post Millennial, September 25, 2022. See https://thepostmillennial.com/salesforce-ceo-marc-benioff-threatens-to-pull-company-from-indiana-over-abortion-restrictions.

26 Ibid.

27 Ibid.

28 Frericks, Anson. “Our letter to Salesforce,” Strive, February 27, 2023. See https://strive.com/our-letter-to-salesforce/.

29 Prophet, Tony. “Our path to equality: the Salesforce annual update,” Salesforce: The 360 Blog, November 13, 2019. See https://www.salesforce.com/blog/equality-annual-update/.

30 Frericks, Anson. “Our letter to Salesforce,” Strive, February 27, 2023. See https://strive.com/our-letter-to-salesforce/.

31 Ibid.

32 Ibid.

33 Janjuha-Jivraj, Shaheena. “Winning with purpose – Salesforce getting beyond words,” Forbes, October 31, 2020. See https://www.forbes.com/sites/shaheenajanjuhajivrajeurope/2020/10/31/performance-with-purpose--Salesforce-getting-beyond-words/?sh=90d327cd803b.

and deceptive narrative.”34 The calls by BLM to defund the police “directly contributed to the spike (in murders of African Americans during 2020)”35 and led to an “uprising that destroyed many of our cities’ downtowns.”36 37 A key leader of the Black Lives Matter Global Network Foundation, Patrisse Cullors, has described herself as a “trained Marxist,”38 and has been credibly accused of financial misappropriation of funds, using corporate donations to purchase mansions in wealthy neighborhoods and channeling money to family members.39

And now, as has since been revealed, we know that BLMGNF’s grifters spent much of that money on family and themselves, buying several multi-million-dollar mansions.40 In May 2022 it was revealed that BLMGNF used $32 million of that money to buy stocks.41 Also, BLM in December 2021 called for blacks to avoid white-owned businesses during Christmas shopping season,42 and has long exhibited an anti-semitic streak.43

-Mr. Benioff’s and Salesforce’s advocacy for policies that foster the spread of crime and homelessness have turned its home of San Francisco into what many call a “sh**hole.”44 In Spring of 2024, no longer able to justify its use, the Company cleared out its secondary “Salesforce East” office tower.45 The disease has spread throughout the city, with “the equivalent of more than 20 Salesforce Towers worth of office space…currently vacant in

34 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

35 Ibid.

36 Ibid.

37 “Shareholder proposal highlights Coca-Cola CEO’s hypocrisy,” National Legal and Policy Center, April 26, 2022. See https://www.nlpc.org/corporate-integrity-project/shareholder-proposal-highlights-coca-cola-ceos-hypocrisy/.

38 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

39 Bellamy-Walker, Tat. “Black Lives Matter activists accuse executive of stealing $10 million in donor funds,” NBC News, September 7, 2022. See https://www.nbcnews.com/news/nbcblk/black-lives-matter-activists-accuse-executive-stealing-10-million-dono-rcna46481.

40 Flaherty, Peter. “Another Black Lives Matter Mansion; More IRS Violations,” National Legal and Policy Center, April 5, 2022. See https://nlpc.org/featured-news/another-black-lives-matter-mansion-more-irs-violations/.

41 Flaherty, Peter. “Black Lives Matter Bought $32 Million in Stocks,” National Legal and Policy Center, May 17, 2022. See https://nlpc.org/featured-news/black-lives-matter-bought-32-million-in-stocks/.

42 Nerozzi, Timothy. “BLM corporate donors silent on group’s call to boycott ‘white companies’,” FoxBusiness.com, Dec. 2, 2021. See https://www.foxbusiness.com/politics/blm-donors-silent-boycott-white-companies.

43 “Black Lives Matter Has Long History With Anti-Israel Activists,” National Legal and Policy Center, Nov. 6, 2023. See https://nlpc.org/featured-news/black-lives-matter-has-long-history-with-anti-israel-activists/.

44 Grimes, Katy. “He OWNS It: Gov. Newsom’s S-Hole Cities, Sanctuary, Crime, Drugs, Homelessness, Corruption,” California Globe, Sept. 15, 2023. See https://californiaglobe.com/articles/he-owns-it-gov-newsoms-s-hole-cities-sanctuary-crime-drugs-homelessness-corruption/.

45 Symon, Evan. “Salesforce Leaves Entire SF Office Building As Bay Area Office Vacancy Crisis Worsens,” California Globe, April 12, 2023. See https://californiaglobe.com/fr/salesforce-leaves-entire-sf-office-building-as-bay-area-office-vacancy-crisis-worsens/.

San Francisco, and the record-breaking number is only expected to grow in the new year.”46

-Mr. Benioff has shown to be averse to publicity about the disastrous consequences of his own policies and conduct. Ahead of last year’s annual Dreamforce conference in The City by the Bay, attended each year by thousands of tech enthusiasts, he pressured city hall to clean up the scatological and criminal elements surrounding the venues where the event was hosted.47 According to the San Francisco Chronicle:48

But mild grumbling could be heard several blocks away, where a few homeless folks said they were shooed off in the morning and told to stay away while Dreamforce ruled its part of downtown.

“The police, security guards, those street ambassadors — everyone told me ‘get out of here’ this morning when I woke up around 8 a.m.,” 66-year-old Jan Weith said as he lounged in a doorway on Powell Street two blocks north of the cable car turnaround.

He’d spent the night sleeping in front of Walgreens on Market Street, and his wake-up call came right around the time convention crowds started to filter past him, south toward the Moscone Center where the convention action was.

“I walked off to look at the crowds and when I came back someone had stolen my suitcase and blankets,” he said. “And those rich techies? They think they’re all that. They act like they didn’t have enough money to give me $5 or a cup of coffee. They looked right through me.

“Can’t wait ’til this thing is over and we can get back to normal.”

-After Mr. Benioff was revealed to be mysteriously purchasing hundreds of acres of land through several anonymous LLCs in the small Hawaiian town of Waimea,49 he began subtle intimidation tactics against NPR reporter Dara Kerr, who made the discovery:50

46 Truong, Kevin. “More than a third of San Francisco’s office space is currently vacant,” The San Francisco Standard, Dec. 18, 2023. See https://sfstandard.com/2023/12/18/san-francisco-office-real-estate-vacancy-salesforce-tower/.

47 Ford, Brody & Bloomberg News. “Salesforce CEO Marc Benioff says San Francisco cleaned up its troubled downtown after he pressured City Hall,” Fortune, Sept. 14, 2023. See https://fortune.com/2023/09/14/salesforce-marc-benioff-san-francisco-clean-up/.

48 Fagan, Kevin. “S.F. streets and sidewalks were clean for Dreamforce. How did the city do it?,” San Francisco Chronicle, Sept. 15, 2023. See https://www.sfchronicle.com/sf/article/dreamforce-convention-streets-homeless-18367025.php.

49 Kerr, Dara. “A tech billionaire is quietly buying up land in Hawaii. No one knows why,” NPR, Feb. 28, 2024. See https://www.npr.org/2024/02/28/1232564250/billionaire-benioff-buys-hawaii-land-salesforce.

50 Council, Stephen. “’It’s my job’: Salesforce’s Marc Benioff tracked journalist in Hawaii, per report,” SFGate.com, Feb. 28, 2024. See https://www.sfgate.com/tech/article/marc-benioff-journalist-hawaii-salesforce-18694232.php.

“Then he called me and demanded to know the title of this piece,” Kerr wrote. “During that call, he also mentioned he knew the exact area where I was staying. Unnerved, I asked how he knew, and he said, ‘It’s my job. You have a job and I have a job.’ During the interview, he brings up more personal details about me and my family.”

Benioff deflected many of Kerr’s interview questions, she wrote, continually pushing the conversation toward his philanthropy in Hawaii. “Things seem to take a turn,” Kerr wrote, when she asked him about the anonymous LLC properties. “He starts speaking more quickly and fidgets with a piece of paper in his hand.”

-In 2021 the Company signed an open letter that called on companies to oppose laws that suppress voting rights, including the Georgia Election Integrity Act, which is now a law that ensures improved election accountability. The Company said that the bill is “inconsistent with our nonpartisan principles on voting rights.”51 Many leaders called the law “unacceptable” and “a step backwards,” while the President of the United States likened the law to “Jim Crow in the 21st century.”52 The results of the Election Integrity Act was seen in the 2022 elections, with it being the “most successful election in history,” as early voting tripled relative to 2018, and it became “easier for citizens to vote and harder to cheat.”53 54 Mr. Benioff’s unchecked judgment and reactionary approach to key business decisions led to the Company’s opposition to a law that benefited Georgia voters.

-

Mr. Benioff is an active participant and Board of Trustees member of the World Economic Forum. This ongoing support and partnership with the WEF continues despite claims that the Forum “seems to exist to destroy national economies” and the head of the organization stating that

51 “Salesforce pushes for voting rights, police reform and criminal justice reform; donates $1.5m for voting access,” Salesforce, Inc., May 13, 2021. See https://www.salesforce.com/news/stories/salesforce-pushes-for-voting-rights-police-reform-and-criminal-justice-reform-donates-1-5m-for-voting-access/.

52 Mittelstadt, Natalia. “Iconic brands that slammed Georgia election law have eff on face amid state’s record voter turnout,” Just the News, November 16, 2022. See https://justthenews.com/politics-policy/elections/corporations-bet-against-georgia-election-integrity-law-and-lost-amid.

53 Brown, Spencer. “Coca-Cola gets trolled in Georgia for Lying about election integrity law,” Townhall, December 6, 2022. See https://townhall.com/tipsheet/spencerbrown/2022/12/05/coca-cola-gets-trolled-in-georgia-for-lying-about-election-integrity-law-n2616773.

54 “Myth v. fact: Georgia’s election integrity act,” Senate Republican Policy Committee, June 23, 2022. See https://www.rpc.senate.gov/policy-papers/myth-v-fact-georgias-election-integrity-act.

they seek to “master the future.”55 There is much that is troubling about the WEF. For example, WEF openly advocates for transhumanism,56 abolishing private property,57 eating bugs,58 social credit systems,59 “The Great Reset,”60 and a host of other Orwellian objectives. WEF describes itself as an “international organization for public-private cooperation,” and that it was “founded on the stakeholder theory, which asserts that an organization is accountable to all parts of society.” This undermines shareholder primacy and national sovereignty.

-Salesforce has committed itself to having net zero carbon emissions, making the false claim that it plans to implement 100 percent renewable energy across its value chain, and growing 1 trillion trees by 2030, to align with the United Nations Sustainable Development Goals.61 Mr. Benioff went as far as to demand commitment from all companies attending the World Economic Forum.62

-Mr. Benioff believes that “capitalism, as we know it, is dead,” and instead prefers a new kind of “capitalism” that is “not the Milton Friedman capitalism that’s just about making money.”63 Mr. Benioff believes that Salesforce should focus on “responsibly serving all stakeholders,” which include “shareholders, customers, employees, partners, the planet, and the communities in which we work and live to succeed.”64 This is in opposition to an article written by the former Chief Justice of the Delaware Supreme Court, which states that “directors must make stockholder welfare their sole end, and… other interests may be taken into consideration only as a means of promoting stockholder welfare.”65 As a Delaware-based corporation, Salesforce’s board of directors is required by fiduciary duty to hold the interest of shareholders above those of other stakeholders. By spending lavishly on ESG goals, diversity requirements, and other secondary non-business activities, Salesforce has been the target of significant activist investor pushback and has made itself financially and legally vulnerable to further legal or financial consequences.

55 Carlson, Tucker. “Tucker Carlson: World Economic Forum exists to ‘destroy national economies,’” Fox News, January 18, 2023. See https://www.foxnews.com/opinion/tucker-carlson-world-economic-forum-exists-destroy-national-economies.

56 See https://www.weforum.org/about/the-fourth-industrial-revolution-by-klaus-schwab.

57 See https://web.archive.org/web/20200919112906/https://twitter.com/wef/status/799632174043561984.

58 See https://www.weforum.org/agenda/2021/07/why-we-need-to-give-insects-the-role-they-deserve-in-our-food-systems/.

59 See https://www.weforum.org/reports/identity-in-a-digital-world-a-new-chapter-in-the-social-contract.

60 See https://www.weforum.org/focus/the-great-reset.

61 Howard, Jeffrey. “Salesforce advances UN sustainable development goals through accessibility, inclusion, and belonging,” InclusionHub, April 22, 2022. See https://www.inclusionhub.com/articles/salesforce-advances-un-sustainable-development-goals.

62 Hutchison, Harold. “’Do that right now’: Salesforce CEO demands commitment to ‘net zero’ emissions at Davos conference,” Daily Caller, January 18, 2023. See https://dailycaller.com/2023/01/18/mrac-benioff-salesforce-wef-davos/.

63 La Monica, Paul. “Marc Benioff says that capitalism, as we know it, is dead,” CNN Business, October 4, 2019. See https://www.cnn.com/2019/10/04/business/marc-benioff-capitalism-dead/index.html.

64 “FY23 stakeholder impact report,” Salesforce, Inc., accessed May 17, 2023. See https://stakeholderimpactreport.salesforce.com/.

65 The dangers of denial: the needs for a clear-eyed understanding of the power and accountability structure established by the Delaware General Corporation Law,” University of Pennsylvania Law School, Institute for Law and Economics, March 20, 2015. See https://www.shareholderforum.com/access/Library/20150320_Strine.pdf.

Succession Planning

Mr. Benioff has been the common thread of failure in several succession attempts. In the summer of 2018, Keith Block was promoted to co-CEO, with the intention of taking Mr. Benioff’s role as CEO of the Company.[66] However, Mr. Block’s “authority was constantly being undermined,” as Mr. Benioff “had trouble letting go… ask(ing) several executives to continue to report to him rather than Block.” Once Mr. Benioff appointed a new COO, Bret Taylor, without Mr. Block’s consultation, Mr. Block chose to resign instead of taking over as CEO. Mr. Benioff “put Block in an impossible situation” and, as a result, Mr. Block decided to leave the Company in February of 2020.

Salesforce tried to implement another succession plan by promoting Mr. Taylor to the role of co-CEO in November 2021. Despite Mr. Benioff’s speeches of how he sought to “empower” Mr. Taylor, Mr. Benioff still very much represented the face of the Company, and Mr. Taylor would resign shortly thereafter in late 2022 after a “showdown” between the two executives. Former executives at the Company said “Benioff didn’t want to relinquish control,” as evidenced by him continuing to conduct performance reviews of the Company’s executives, controlling meetings, and setting strategy. After a failed attempt by Mr. Taylor to become the sole CEO of Salesforce, he decided to resign. This was followed by the resignation of five other top executives at the Company, including the CEOs of Slack and Tableau.

Despite these malfunctions, Mr. Benioff insisted the “co-CEO model was working.”67 However, he has finally abandoned this charade and now has retitled himself according to what was true in practice all along – that he is, and was, both Chairman and (full) CEO.68

As a larger-than-life personality at the helm of Salesforce as it rose from an idea to one of the largest software companies in the world, Mr. Benioff became the face of not only Salesforce, but the software industry as a whole. As a Harvard Business Review article states, “transitions from ‘iconic’ CEOs are often the riskiest.”69 Most succession failures are “self-imposed wounds,” despite “a successful outcome (being) largely within a company’s control.”70

66 Stewart, Ashley & Thomas, Ellen. “The inside story of how Salesforce went from gifting ultra-luxury cars to mass layoffs and a ‘showdown’ between co-CEOs,” Business Insider, April 28, 2023. See https://www.businessinsider.com/inside-18-difficult-months-at-salesforce-2023-4.

67 Stewart, Ashley & Thomas, Ellen. “Marc Benioff says he has a successor. A leaked Salesforce org chart identifies the likely candidates,” Business Insider, May 4, 2023. See https://www.businessinsider.com/leaked-salesforce-org-chart-identifies-likely-benioff-successors-2023-5.

68 See https://www.salesforce.com/company/marc-benioff-bio/ , viewed May 31, 2024.

69 Botelho, Hayden, & Wright. “Beware the transition from an iconic CEO,” Harvard Business Review, February 1, 2023. See https://hbr.org/2023/02/beware-the-transition-from-an-iconic-ceo.

70 Ibid.

The dilemma when transitioning out an iconic CEO is that “the longer an incumbent CEO’s tenure, the more challenging and riskier the transition.”71 Several key risks in succession planning are “deferring to the incumbent CEO too much… holding onto the iconic CEO too long… (and) being lulled into a false sense of security.”72 Mr. Benioff himself has said that he doesn’t know if he’ll be able to let go of Salesforce, with many close to him sharing similar doubts.73 With Mr. Benioff acting as both CEO and Board Chair, the Company relies heavily on Mr. Benioff’s leadership. By separating the roles of CEO and Board Chair, Salesforce can begin to reduce its dependence on Mr. Benioff, improving the likelihood of a favorable outcome in the Company’s next succession attempt.

Financial mismanagement

Mr. Benioff is known for his lavish spending, pursuit of high-profile acquisitions, and high-end vacations. He has pursued all at the expense of the Company. During August of 2021 Mr. Benioff used corporate funds to fly dozens of executives to Hawaii on an annual trip, greeted by Mr. Benioff handing out $10,000 Cartier watches.74 On other occasions, the Company would purchase six-figure cars for its executives. These were drops in the bucket compared to the Company’s acquisitions of MuleSoft, Tableau and Slack, costing Salesforce a combined $24.7 billion during periods when valuations were extremely high, not to mention that there has been little to no integration across products to create cross-selling synergies. It was believed by former Salesforce executives that these acquisitions were done to keep up with competitors, as Salesforce failed to develop new products internally or grow organically. The spending on extravagances and acquisitions is another key reason activists targeted the Company. Instead of spending millions on luxury items and billions on acquisitions, Mr. Benioff should have focused on expanding margins, developing new products, and managing the Company.

Salesforce Lies About NLPC’s Willingness to Discuss the Proposal

Before concluding, we wish to address the Company’s statement in the proxy that “We reached out to the proponent to discuss this proposal and exchange perspectives on this topic, but the proponent declined to speak with us.”

This is, in today’s current “factcheck” parlance, “mostly false.” In our cover letter submitted with the Proposal, we offered three options for specific dates and times in December 2023 to meet to discuss it, within a 10- and 30-day window following the submission dates, as directed under Securities and Exchange Commission rules. Failure to provide such information in the submission subjects the proponent to likely exclusion of its proposal from the company’s proxy statement for that upcoming annual meeting.

71 Ibid.

72 Ibid.

73 Stewart, Ashley & Thomas, Ellen. “The inside story of how Salesforce went from gifting ultra-luxury cars to mass layoffs and a ‘showdown’ between co-CEOs,” Business Insider, April 28, 2023. See https://www.businessinsider.com/inside-18-difficult-months-at-salesforce-2023-4.

74 Stewart, Ashley & Thomas, Ellen. “The inside story of how Salesforce went from gifting ultra-luxury cars to mass layoffs and a ‘showdown’ between co-CEOs,” Business Insider, April 28, 2023. See https://www.businessinsider.com/inside-18-difficult-months-at-salesforce-2023-4.

Salesforce’s investor relations, corporate secretary and executive management team chose to ignore those proffered dates, violating the spirit, if not the outright demands, of the SEC rules. It was not until February 21, 2024 – nearly three full months following our submission – that a Company official emailed and inquired with NLPC about a discussion of the Proposal. By that time we were deep in preparation for the upcoming proxy season with approximately two dozen shareholder proposals at various companies, and did not have the time for such a meeting that we would have had within 30 days after submission, as SEC rules designate.

Conclusion

These above examples have shown that the Company has made multiple missteps and poor decisions under Mr. Benioff’s leadership, that the Lead Independent Director has failed to provide “meaningful” oversight over the CEO, and that the Board has failed to mitigate or prevent Mr. Benioff’s pursuit of “woke” initiatives, suboptimal strategies, and mitigative steps to prevent poor financial performance. Further, the Company under Mr. Benioff’s self-indulgent, passive-aggressive and haphazard leadership, shows that it is not above deceiving its investors to try to discredit critics and retain its power structure.

Mr. Benioff has clearly used investor resources to pursue his own agenda. A separate chair – one who is not “over-boarded” – with an outside perspective and clearly designated powers, has more implied authority to help avoid such misappropriation of Company resources and reduce risks from poor decisions.

For these reasons, we believe it is imperative that Salesforce permanently change its corporate governance policies to require an independent Board Chair at all times.

Therefore, we urge stockholders to vote FOR Shareholder Proposal 6 on Salesforce, Inc.’s 2024 Proxy, regarding an independent chair of the board policy.

Photo credits:

Page 3 – Salesforce Tower, waltarrrrr/Creative Commons

Page 6 – Marc Benioff, Fortune Global Forum/Creative Commons

Page 7 – Black Lives Matter riot in Minneapolis, Chad Davis/Creative Commons

Page 10 – Marc Benioff, World Economic Forum/Creative Commons

Page 12 – Bret Taylor, Cite Conference/Creative Commons

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For questions regarding Salesforce, Inc. – Proposal 6 – “Stockholder Proposal Regarding an Independent Chair of the Board,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.